Exhibit 99.1

Ctrip Announces Agreement to Acquire Skyscanner

Shanghai, China, November 23, 2016 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that it signed a definitive agreement with the majority shareholders of Skyscanner Holdings Limited (“Skyscanner”), a leading global travel search site headquartered in Edinburgh, the United Kingdom, under which Ctrip will acquire all of such shareholders’ shares in Skyscanner and will offer to acquire shares from the remaining shareholders of Skyscanner. The terms of the acquisition value Skyscanner at approximately £1.4 billion and the purchase consideration consists of cash mainly, the remainder consisting of Ctrip ordinary shares and loan notes.

The boards of directors of the Company and Skyscanner have approved the transaction, which is subject to customary closing conditions, and is expected to close by the end of 2016. Skyscanner’s current management team will continue to manage Skyscanner’s operations independently as part of the Ctrip group.

Skyscanner is a leading travel metasearch company that enables users to compare prices from hundreds of travel sites when searching for flights, hotels, and rental cars. It ranks as one of the top online travel brands based on search interest, serving 60 million monthly active users and available in over 30 languages. It has established leadership in Europe and a growing presence in APAC and the Americas.

“Skyscanner is one of the largest travel search platforms in the world,” said James Jianzhang Liang, co-founder and Executive Chairman of Ctrip. “We are excited to welcome Skyscanner into the Ctrip group. Ctrip and Skyscanner share the same passion and dedication in providing travelers around the world with better services. This acquisition will strengthen long-term growth drivers for both companies. Skyscanner will complement our positioning at a global scale, and we will leverage our experience, technology and booking capabilities to help Skyscanner.”

“Ctrip is the clear market leader in China and a company we can learn a huge amount from,” said Gareth Williams, co-founder and Chief Executive Officer of Skyscanner. “Today’s news takes Skyscanner one step closer to our goal of making travel search as simple as possible for travelers around the world. Ctrip and Skyscanner share a common view — that organizing travel has a long way to go to being solved. To do so requires powerful technology and a traveler-first approach. In taking the next step to achieving our goal, Skyscanner will remain operationally independent and our growing global team will continue to innovate and deliver the products travelers know and love. It’s an exciting time for our business, our partners and the travelers who use us.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the SEC, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880, ext. 12300
Email: iremail@ctrip.com